Exhibit 99.1

FangDD Announces Plan to Implement ADS Ratio Change

SHENZHEN, China, July 24, 2023 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a customer-oriented PropTech company in China, today announced that it will change the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing three hundred and seventy-five (375) Class A ordinary share to one (1) ADS representing five thousand six hundred and twenty-five (5,625) Class A ordinary shares.

For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-fifteen reverse ADS split. There will be no change to the Company’s Class A ordinary shares. The effect of the ratio change on the ADS trading price on Nasdaq is expected to take place at the open of trading on August 4, 2023 (U.S. Eastern Time). ADS holders of record on the effective date will not be required to take any action in connection with the ADS ratio change. The exchange of every fifteen (15) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. The ADSs will continue to be traded on Nasdaq under the symbol “DUO.”

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than fifteen times the ADS price before the change.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com